MCK MINING CORP.
360 Bay Street, Suite 500, Toronto, Ontario M5H 2V6
Tel: (416) 361-0737
Fax: (416) 361-0923

May 23, 2006


06013938

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
U.S.A. 20549


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
2006
SECTION

Attention: Filings/Listings

Dear Sirs:

82-3938

Re: Exemption # ~~82-4009~~ - Annual & Special Meeting of Shareholders

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

MCK MINING CORP.

Per: George A. Duguay

GAD/wl
Encl.

PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

dlw 6/2

CDS INC. A subsidiary of The Canadian Depository for Securities Limited

Notice of Record & Meeting Dates

New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: MCK MINING CORP.

French:

Address: 360 BAY STREET, SUITE 500, TORONTO, ONTARIO, M5H 2V6

Telephone: 416-361-0737

Contact Name: GEORGE A. DUGUAY

Transfer Agent — CUID: ETSZ — Name: EQUITY TRANSFER SERVICES — Telephone: 416-361-0152

Address: 120 Adelaide St. W. #420, Toronto, ON, M5H 4C3

E-mail Address:

Contact Name: Clarisse Karangwa

Proxy Type: [X] Management [ ] Dissenting

Meeting Type: [X] Annual [ ] General [X] Special [ ] Extraordinary

Material Distribution Type: [ ] Form C holders only [X] All holders

Record Date: 2006 06 16 (yyyy mm dd)

Meeting Date: 2006 07 25 (yyyy mm dd)

Material Mail Date: 2006 06 19 (yyyy mm dd)

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 892971631RT

CDS INC.'s QST Registration Number: 1018767224

[1] # of publications at $93.00 per publication	$: 93.00
Plus 7% GST	$: 6.51
or 15% HST (*Nfld, NS, NB residents only*)	$
Subtotal	$: 99.51
Plus 7.5% QST (*Quebec residents only*)	$
Total payment enclosed	$: 99.51

Authorized Signature for Invoicing (Transfer Agents only)
Note: *Not required for electronic submission.*

ISIN	Voting Status Y/N	Security Description
CA 552 68V 1022	Y	COMMON

Early Search (Determination of Intermediaries)

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other (*statutory declaration required*)

Send via: [ ] Mail [ ] Courier (*collect*) [X] CDS Envelope System [ ] Fax #:

Proxy Related Material

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to:

[X] Transfer Agent [ ] Issuer [ ] Other

Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

This Notice and Request for services is authorized by:

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.



GEORGE A. DUGUAY — May 23, 2006

Title — Signature — Date